Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center, 666 Third Avenue New York, New York 10017
Jeffrey P. Schultz Direct dial 212 692 6732 jschultz@mintz.com	212 935 3000 212 983 3115 fax

October 24, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561.
Washington, D.C. 20549

Re:          Platinum Energy Resources, Inc.
Registration Statement on Form S-1
Amendment No. 5 Filed on October 24, 2005
File No. 333-125687

Ladies and Gentlemen:

On behalf of Platinum Energy Resources, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) amendment no. 5 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on June 10, 2005 and amended on July 27, 2005, August 31, 2005, September 28, 2005 and September 30, 2005.

Set forth below is an updated response to Comment no. 2 from the comment letter from the Commission dated October 5, 2005 which reflects a change to the deal terms among the representatives of the underwriters in connection with the recent determination by the Company and the representatives to decrease the size of the offering.

2.
We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for Casimir Capital LP. and Cantor Fitzgerald & Co. to purchase a total of up to 900,000 units. Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by both underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

Response: We have revised on the prospectus cover and pages 11, 21, 37 and 41 to state that the representatives will be issued a purchase option to purchase up to a total of 720,000 units in the aggregate. Under the subheading “Purchase Option” in the section entitled “Underwriting” on page 41, we have stated that “[u]pon closing of the offering, the representatives will designate the portions of the unit purchase option to be issued to each of the representatives and/or their bona fide officers and partners. The designations are expected to be made by the representatives as agreed among the representatives based on various factors, including the selling efforts of each of the representatives and their respective personnel.”

Securities and Exchange Commission

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq. Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

By:	/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:           Securities and Exchange Commission

Thomas Kluck, Esq.

Platinum Energy Resources, Inc.

Barry Kostiner
Mark Nordlicht

Littman Krooks LLP

Steven Uslaner, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.